RED OAK PARTNERS, LLC
145 4th Avenue, Suite 15A | New York, New York 10003
Telephone (212) 614-8952 | Facsimile (646) 390-6784


July 23, 2009

VIA EDGAR, FACSIMILE AND UPS OVERNIGHT

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628

Attention:  Song Brandon

Re:	Forgent Networks, Inc.
	Preliminary Proxy Statement on Schedule 14A
	Filed by Red Oak Partners, LLC, et al.
	Filed on July 6, 2009 and amended on july 19 and 14, 2009
	File No. 000-20008

	Soliciting Materials filed June 29 and July 7, 2009
	Filed by Red Oak Partners, LLC, et al.
	File No. 000-20008

Ladies and Gentlemen:
By letter dated July 15, 2009, Red Oak Partners, LLC received comments (the "Comment Letter") from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), regarding the (i) preliminary proxy statement on
Schedule 14A (the "Preliminary Proxy Statement") and (ii) soliciting materials filed by Red Oak each as described above.

Red Oak's response to each of the comments contained in the Staff's Comment Letter follows. For your convenience, each comment is repeated verbatim with the Fund's response immediately following.

Revised Preliminary Proxy Statement Filed on July 14, 2009
Cover Page
1.	On a going forward basis, please check the box "Filed by a Party other than Registrant."
We note that you correctly checked that box in your initial preliminary proxy statement filed on July 6, 2009 but incorrectly on your July 10 and 14 filings.

Red Oak acknowledges the comment and will check the appropriate box in future filings.

General
2.	Please provide page numbers to your document on a going forward basis and please fill in all blanks.

Page numbers will be inserted and blanks will be filled in. Red Oak can see page numbers in its July 14 amended filing but will be sure that page numbers are
included in all future filings.   The mailing date remains blank in the current
amendment.

3.	Please note that each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental, basis. We cite the following examples of some statements or assertions in the proxy statement that must be supported on a supplemental basis or require both support and recharacterization as statements of belief or opinion. These are not intended to be exclusive.

* Each of the assertions you make on the following pages regarding ASUR's financial performance, executive compensation and corporate governance:

o	letter to shareholders,
o	the disclosure set forth under the heading "We Are Seeking To Elect New
Directors Because:,"
o	the disclosure set forth under the heading "A History of Losses,"
o	the disclosure set forth under the heading "Inability of Management to
Forecast," and
o	the fourth and fifth paragraphs in Red Oak's shareholder letter to ASUR shareholders filed on July 7, 2009 pursuant to Exchange Act Rule 14a-12.

Where the basis of support are other documents, such as analysts' and 1SS reports, academic journals and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. To expedite our review, mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, cross-reference such information to the appropriate location in the soliciting materials and identify the sources of all data utilized.

Red Oak will provide the Staff, in a separate letter to be filed with the Commission, supplemental information for the source of statements made or which form the basis for statements of opinion or belief.

4.	See above comment.  The filings parties must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without proper factual foundation.
  Refer to Rule 14a-9. In that regard, we note in the sections referred to in the above comment contain statements directly or indirectly impugn the character, integrity, or personal reputation, or make charges of illegal or immoral conduct, proper without factual foundation. Please provide proper factual foundation for each of those statements, or in the alternative, remove the statements from your document. In addition, as to matters for which you do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation.

Red Oak has sought to avoid statements which impugn the character of Asure managers or directors or make charges of illegal or immoral conduct. Red Oak does not believe that its statements concerning the inability of the Company's management to accurately predict revenues or earnings impugn character or suggest illegal or immoral conduct because they do not suggest the errors are intentional. Likewise, Red Oak does not believe that pointing out the Company's failure to disclose certain information impugns character or suggests immoral or illegal conduct. However, in view of the Company's subsequent disclosure of part of the requested information, comments about this issue have been revised in the discussion at the last asterisked point on page 14 even though Red Oak is not satisfied the Company's disclosure is complete.

	Red Oak's comments in its letter asking why the Company was not disclosing requested information were fair questions. The initial questions to the Company were posed in a good faith effort to verify or negate comments made by others who were in a position to express concern, and if the requested information had been provided the issue would likely have been moot. The Company response, however, was initially to deny all requests and even the ultimate response did not disclose most of the information requested in Red Oak's June 15 letter, including: a) why the June 2 special meeting was canceled; b) what the final vote count was; c) how much ASUR spent on the go private effort; d) how much ASUR spent on its executives' visits to the Cooper Clinic inclusive of travel, hotels, and all expenses, since the date Richard Snyder first joined ASUR in 1997 (and not just the amounts reimbursed for executive "physicals" over the past seven years, which is all that ASUR provided). Red Oak notes that the Cooper Clinic is distant enough from Austin that overnight stays were likely and that the clinic's web site refers to its luxury accommodations; and e) the total compensation paid to Chairman Snyder's son, Jeremy, since Jeremy first joined ASUR, inclusive of all bonuses and benefits, as opposed to just the past year's compensation (for a year involving a bad business climate) which ASUR provided in its letter. Red Oak believes that those comments in its July 7, 2009 letter accurately address a reluctance to share information and that the partial disclosures provided in an ASUR press release actually continue that approach. Additionally, it appears ASUR has added new change of control payment terms to its executives in its most recent proxy filings. Those changes appear material as ASUR's executives and directors will now pay themselves under materially different conditions than those disclosed to shareholders in previous filings. As such, they appear material and important, yet ASUR has buried the language in its proxy. Red Oak has been unable to find the change of control agreements for Mr. Snyder or Mr. Peterson in ASUR's filings and notes that only the most recent proxy points out that those self-described "parachute" agreements include a change in the board of directors in a "sale (as defined in the agreement)"[the term used in ASUR's proxy for its 2008 annual meeting] and that the only agreement filed as an exhibit to ASUR's 10-K and 10-Q filings, that for Ms. Harris, does not include a change in the directors as a trigger.
In addition, Red Oak is of the view that the consulting payments to Company director Mazuchelli may have a greater effect on his independence than their amount would ordinarily suggest because Mr. Mazuchelli was losing his employment .. In Red Oak's view, these narrow responses and partial disclosures make it fair to characterize the Company as less than transparent. Nonetheless, Red Oak has modified these statements and given them less prominence in its discussion in the asterisked points on pages 13 and 14.

5.	Please confirm that Red Oak will post the proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Release 34-56135 available at http://www.sec.gov/rules/final//2007/34-56135.pdf and Exchange Act Rule 14a-16.

Red Oak confirms that such a web site will be established and publicized.

Letter to Shareholders
6.	Please provide support that ASUR's directors own less than 3% of ASUR's common stock while Red Oak's slate owns or represents in excess of 20%. We note that the company's proxy statement lists Mr. Snyder, a director and nominee, as being the beneficial owner of 3.19% and the remaining directors/nominees as being the beneficial owners of shares (though less than 1%), each as of June 12,
 2009. With respect to the beneficial ownership of Red Oak's slate, we note in your filing that Mr. Ferris owns no shares: please clarify this fact.

Red Oak's proxy materials, in Exhibit A, describe the share ownership which its
nominees hold.   Red Oak has revised its materials to reflect the information about the Company's nominees reflected in the Company's most recent filings, although Red Oak has pointed out that this "ownership" is comprised almost half of unexercised options. Red Oak notes that its prior statements about percentages were based on Company filings which did not include Ms. Harris or her holdings. Red Oak agrees that its filings disclose that Mr. Ferris owns no shares but has added language to make this more prominent.

7.	On a related note, your disclosure states that your slate owns or represents in excess of 20% of the company's outstanding common stock. Disclosure elsewhere in your proxy statement indicates that three of your nominees have been referred to you by "by holders of another 10% of [the company's outstanding common stock]." Please provide us your detailed legal analysis of your compliance with Rule 13d-5(b) with respect to the "representation" by your nominees, and referrals, of other security holders and why you have apparently determined that no group has been formed with those security holders that would have necessitated a Schedule 13D filing by that group.

Red Oak has not acted with others for the purpose of acquiring, holding, voting or disposing of ASUR securities. Red Oak has shared information with other holders, but initially did so to obtain information and guide its own decisions about investing in ASUR. Its purpose in contacting Mr. Fenil Shah was to learn more about the iEmployee business sold to ASUR. In the course of those discussions Mr. Shah introduced Red Oak to Mr. Graham, another person knowledgeable in the software business and ASUR's products. Those discussions, and discussions with other holders who were identified to Red Oak or who contacted Red Oak after it made public comments about ASUR in earnings calls or in press releases, gave Red Oak information about shareholder concerns, but did not lead to any agreement to act in concert. In these communications with other holders, Red Oak did discuss its own concerns about ASUR and its management and several holders indicated in these communications that they shared such concerns .. However, Red Oak did not enter into any written, oral or economic agreements with such holders to act together to acquire, hold, vote or dispose of ASUR securities. Further, while Red Oak, as disclosed in connection with its go-private opposition, did solicit large holders informally to vote against that effort before it decided to make a more broad and formal solicitation, it did not reach any agreements in that process.

	Red Oak is a group - with Pinnacle and Bear Mountain-- and Red Oak has properly disclosed this group from the outset in all of its SEC filings. However, Red Oak is not a group with anyone else because Red Oak has made its own decisions at all times, has no written or verbal or economic agreements with any other entities, and is acting independent of others. To this end, when Red Oak asked ASUR to meet and to discuss key concerns, Red Oak invited all shareholders it knew of to meet with management on April 27, 2009 (despite knowledge that some shareholders it invited - such as Antoine Tristani - seemed to agree with management and did not seem to agree with Red Oak's concerns about
 ASUR's costs and management). Red Oak was careful in its invitation to point out that the Company had characterized the meeting as an information session, that Red Oak did not expect any decisions to be made, and that Red Oak expected each person invited to remain free to make voting and investment decisions without consulting any of the others. Red Oak has observed this position and has made its own decisions. When Red Oak decided to formally solicit proxies to oppose ASUR's go private transaction, Red Oak based this decision on its knowledge that other large holders, including some of those invited to the April
 27, 2009 meeting, shared its view, and on its independent belief that other shareholders of more than 750 shares would have similar views because such shareholders would witness small shareholders paid out at twice ASUR's stock price while they and other remaining holders would be left with stock which would likely trade more thinly and with wider spreads after being de-listed and under a management team no longer subject to SEC scrutiny or regular financial reporting despite a history of losses, missed guidance, repriced options and poor governance. Red Oak did not need to work with anyone else to believe this position was logical for holders of more than 750 shares to adopt, nor to act on this belief.

	Following the commencement of its opposition to the go private scheme, Red Oak asked shareholders it knew for referrals to qualified potential board candidates because it wanted to identify persons with software industry expertise. Fenil Shah and his brother suggested Pat Goepel and several others, and James Gladney suggested Jeffrey Vogel. Red Oak interviewed the suggested parties and made its own decisions and did not view the suggestion by these parties of nominees as any commitment to assist in electing its slate or taking actions with respect to the Company. In fact, Red Oak rejected several of the referrals and independently chose only those nominees it believed were most qualified. This decision was made solely by Red Oak. In addition, Red Oak did not ask any other person or entity whether it was acceptable to nominate Red Oak employees to its slate - it simply did so. Despite an attempt to balance strong shareholder representation on its slate of nominees with the qualifications of its candidates, Red Oak made all decisions and leaves it up to shareholders to decide whom to vote for.

Lastly, Red Oak never purchased stock in conjunction with other shareholders, never bought stock directly or knowingly from the other shareholders claimed to be part of its "group", and never made any agreement to split costs with other investors or shareholders. Mr. James Gladney assisted Red Oak to contact director Lou Mazuchelli, because through discussions Red Oak had learned he knew Mr. Mazuchelli. This assistance began when Red Oak was still in the process of forming its opinions and investigating the Company's reasons for going private, and Mr. Gladney served as an information conduit without any commitment or understanding for joint action. Because of the relationship between Mr. Gladney and Mr. Mazuchelli, Red Oak requested that Mr. Gladney review its letter to Mr. Mazuchelli before it was sent, which Mr. Gladney did. However, Mr. Gladney did not participate in Red Oak's decision to nominate an opposition slate and he neither approved Red Oak's slate nor Red Oak's reasons for requesting proxies. Red Oak is of the opinion that the Company's actions in suing the other defendants have increased the likelihood that they will vote against the Company slate, but has no commitment from these parties to support its nominees or to take any other action with respect to the Company.

Reasons for the Solicitation
8.	Please revise your document to describe your plans, if any, to "bring focus to the maximization of value for the benefit of [Forgent] stockholders."

Red Oak has added a cross reference to its recommended actions.

Proposal 1: Election of Directors
9.	Please revise your document to state, if true, that each of the nominees has consented to serve as a director of the company if elected, and that each of the nominees has consented to being named in the proxy statement. See Rule 14a-4(d).

Red Oak has added a sentence pointing out that each of its nominees has consented to being named and agreed to serve, if elected.

Red Oak's Nominees for Directors
10.	Please revise the biographical information of the nominees so that it complies with Item 401 of Regulation S-K.  Refer to Item 7(b) of Schedule 14A.
 For example, revise the biographies to ensure that you completely describe each individual's business experience for the past five years and disclose the dates of experience by month and year, as necessary. Also, ensure that there are no gaps or ambiguities regarding time in the five-year business sketches you provide. For example, we note that such information is lacking in the business description of the following individuals: Pat Goepel and Jeffrey Vogel.

Red Oak has reviewed and revised the biographical information as appropriate.

11.	Please update the disclosure relating to Red Oak's ownership of the outstanding common stock in the penultimate paragraph in this section to a date more recent than April 16, 2009.

Red Oak has recalculated the percentages of ownership based on the Company's total share information disclosed as of July 15, 2009 in the Company's most recent proxy statement.

Proposal 2
12.	Please expand your disclosure to describe the basis for your belief that the company may obtain services of skilled accountants at a cost "substantially less" than the fees paid by Forgent to its current auditors.

Red Oak has added a sentence under the discussion of Proposal 2 on page 9 stating that although Red Oak has not obtained a specific quote for services to the Company, Red Oak has spoken to accounting firms which regularly serve public companies and has learned their fees are ordinarily lower than those of the Company's current accountants.

Board Not Aligned With Holders
13.	We note your disclosure that three of Red Oak's nominees were "directly referred by holders of another 10%+ of ASUR's common shares outstanding." With a view for potential disclosure, please tell us who those holders are and briefly explain the background of how such holders provided such referrals to Red Oak.

The holders who referred nominees to Red Oak are James Gladney and Fenil Shah.
 Red Oak asked them to provide suggestions because it believed they were likely to know people with appropriate experience or expertise.

As background, Red Oak became aware of Mr. Shah in December of 2008 from Mr. Michael Chadwick, who was seeking to promote communication among Company holders and learned of Red Oak from Red Oak's comments on the December, 2008 earnings call for ASUR. Mr. Chadwick introduced Red Oak to Mr. Shah in January 2009 and also introduced Red Oak to Mr. James Gladney and Mr. Antoine Tristani. Red Oak discussed the go private proposal with these parties in an attempt to understand it and identify its effects or alternatives. Red Oak also contacted others to learn about ASUR and its business, but did not regard any of these contacts as a n attempt to act jointly. Mr. Shah introduced Red Oak to Mr. Robert Graham in April, 2009 and Mr. Graham, who had been an owner of iEmployee, attended the informational meeting held with the Company on April 27, 2009. Mr. Graham indicated he was opposed to the Company's attempt to go private. Because of Mr. Graham's familiarity with iEmployee and his interest in the Company based on ownership, Red Oak asked him to be a nominee and to suggest other possible nominees.

Lawsuit Filed by ASUR
14.	With a view for potential disclosure, please describe supplementally Red
 Oak's relationship with each person identified in the third sentence of this section. In your response, please discuss how contact with each person was made. In addition, with respect to Mr. James Gladney, please further explain to us why he was "assisting" you in making contact with an ASUR director.
Red Oak's relationship with the persons indicated is that Red Oak is aware these persons have (or in the case of Mr. Tristani, had) ownership in the Company, and that Red Oak has sought information from, and shared opinions with, these persons (except for Mr. Fenil Shah's relatives with whom Red Oak has had little or no contact). Red Oak communicated some of its concerns about ASUR and its management, and some of those shareholders confirmed in their communications that they shared the same concerns. In addition, Red Oak has requested some of the other persons named in the complaint to serve as nominees for ASUR's board, and in doing so has sought information from them and discussed ASUR's business with them. As noted above, Red Oak became aware of Mr. Shah in December, 2008 from Mr. Michael Chadwick, who was seeking to promote communication among Company holders and had learned of Red Oak from Red Oak's comments on the December, 2008 earnings call for ASUR. Mr. Chadwick introduced Red Oak to Mr. Fenil Shah in January of 2009 and also introduced Red Oak to Mr. James Gladney and Mr. Antoine Tristani. Red Oak discussed the go private proposal with these parties in an attempt to understand it and identify its effects or alternatives.
 Red Oak also contacted others to learn about ASUR and its business, but did not regard any of these contacts as an attempt to act jointly. Mr. Shah introduced Red Oak to Mr. Robert Graham in April, 2009 and Mr. Graham, who had been an owner of iEmployee, attended the informational meeting held with the Company on April 27, 2009.

Mr. James Gladney assisted Red Oak to contact director Lou Mazuchelli, because through discussions Red Oak had learned he knew Mr. Mazuchelli. Red Oak asked for this contact because it did not wish to appear adversarial to the Company and thought more meaningful information would be developed if a known person passed on Red Oak's request to meet and obtain information. This assistance began when Red Oak was still in the process of forming its opinions and investigating the Company's reasons for going private, and Mr. Gladney served as an information conduit without any commitment or understanding for joint action. As noted above, because of the relationship between Mr. Gladney and Mr. Mazuchelli, Red Oak requested that Mr. Gladney review the April 17, 2009 letter to Mr. Mazucchelli before it was sent, which Mr. Gladney did.

Background of This Solicitation
15.	We note your discussion in this section providing that the "information available to Red Oak indicates that the negative vote was at least 52%." Please revise your disclosure to clarify that the special meeting was cancelled and no official or final vote was tallied and that because proxies were subject to change until the time the proposals were considered at the special, that number could have been higher or lower.

Red Oak has revised its disclosure in the third paragraph under this caption to include the following language:
Red Oak notes that the information available to it does not include actual votes at the special meeting, because that meeting was cancelled, and that until an actual vote at a meeting was conducted, any proxy could have been changed or revoked. Accordingly, the actual vote, if the special meeting had been held, could have been higher or lower.

16.	We note your discussion relating to the June 18th ASUR earnings call where you indicate that individual shareholders were not permitted to ask questions. It is our understanding that Forgent earnings call policy is to generally permit questions from analysts and registered brokers only. It is also our understanding that while Pinnacle Funds and Red Oak, as registered brokers, were permitted to ask questions on the earnings call, they elected not to do so. Thus, please revise your disclosure accordingly.

Red Oak notes that ASUR's supposed policy to permit only registered brokers and analysts to comment on its earnings calls is not generally announced or known. Red Oak notes that ASUR's announcement of its June 18 call, made on June 12, 2009, in no manner indicates a limit on who may comment. Likewise ASUR's March 6 announcement of its March 12, 2009 conference call simply gives a call-in number without any indication of who may comment. A review of previous announcements reveals similar terms. Although each of these announcements indicates that persons can listen to the call in a listen-only mode on ASUR's web site, each also provides a call-in number. A review of transcripts from ASUR's calls reveals inconsistent records of announcements on the calls that comments would be limited to brokers and analysts, and in fact reveals that persons commenting on prior calls did not identify themselves as such.

Mr. Antoine Tristani was allowed to ask questions on the Company's October, 2008, December 2008, and March, 2009 calls. Mr. Sandberg was allowed to ask questions on the Company's December ,2008 call and transcripts reviewed by Red Oak reveal that, as noted above, Mr. Tristani made comments on several prior calls. In none of these transcripts is Mr. Tristani identified as an analyst or a broker. In response to direct query from Red Oak made after the Staff's letter was received, Mr. Tristani stated that at no time was he asked to identify himself as a broker or analyst before being allowed to ask questions. Mr. Sandberg is neither a broker nor an analyst who comments on companies, and was not asked at any time to identify himself as a broker or analyst before being allowed to comment during the October, 2009 earnings calls. Mr. Lou Mazuchelli, an ASUR director, asked Mr. James Gladney why he did not comment on the June 18 earnings call and is aware that Mr. Gladney is not a broker or an analyst.
Thus apparently even one of ASUR's directors did not believe ASUR had a policy to limit the type of persons who could comment on its calls.

Red Oak has, in the last paragraph under the caption "Background of this Solicitation" revised the discussion of the inability of stockholders to comment to reflect the Company's position as disclosed in its July 16, 2009 press release and Red Oak's view that this policy was not consistently followed.

  Participants
17.	Revise to delete the reference to "may be deemed" in this section.
The persons identified in this section are participants.  See Instruction 3 to
Item 4 of Schedule 14A.

The requested deletion has been made.

18.	We note your discussion in the second full paragraph of this section discussing Red Oak's nominees as participants. Please delete the reference indicating that Red Oak "considers" such persons as participants. As they are persons specifically identified in Instruction 3 to Item 4 of Schedule 14A, your disclosure should be clear in stating that they are participants in this solicitation.

The requested deletion has been made.

19.	We note your disclosure that "[a]lthough Red Oak asked Mr. Gladney and
Mr. Fenil Shah to suggest nominees, Red Oak made its decisions about whom to nominate and did not accept all the recommendations made." With a view for potential disclosure, please describe supplementally these individuals' relationship to Red Oak and why you sought nominee suggestions from them. Please also tell us what recommendations made by these individuals that you did accept,

Please see the response to item 14 above concerning Red Oak's relationship.
The recommendations Red Oak accepted were to nominate Mr. Goepel (recommended by
 Mr. Gladney), and Mr. Vogel (recommended by Mr. Shah). Red Oak identified Mr. Ferris through its own research.

Required Vote
20.	Please clarify that the results of the vote on proposal 2 are not binding on the board of directors but maybe used by the board in its deliberations to select an auditor, as stated in the company's proxy statement.

The requested clarification has been made.

Solicitation
21.	Where you discuss that you intend to seek reimbursement from ASUR in connection with this solicitation, please state whether you will seek shareholder approval for the reimbursement.

Red Oak does not contemplate seeking shareholder approval of its reimbursement request.

22.	It appears that Red Oak intends to solicit proxies via telephone, facsimile, electronic mail, mail and personal solicitation. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm this understanding.

Red Oak confirms that it understands this requirement.

Additional Information About Participants
23.	We note your disclosure reserving the right to vote for unidentified substitute nominees. Please confirm for us that should the company identify or nominate substitute nominees before the meeting, you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Red Oak believes your reference was to confirm what Red Oak will do if it identifies a substitute nominee. Red Oak will file an amended proxy statement as indicated if it identifies a substitute nominee but advises that it currently does not expect to have a need for a substitute nominee.

Exhibit A
24.	Please revise your disclosure to explain, if true, that the beneficial ownership attributed to Red Oak Partners, LLC includes the amounts individually held by Red Oak Fund, LP, Pinnacle Partners, LLC, Pinnacle Fund, LLLP and Bear Market Opportunity Fund, LP.

Exhibit A has been clarified as requested.

Exhibit C
25.	This exhibit appears to be incomplete.  For example we note your language providing "[consider incorporating from Company proxy?]". Additionally , we note that information appears inconsistent with the information provided by
 ASUR in its preliminary proxy statement filed on June 19, 2009. Please revise this exhibit or advise us accordingly.

Exhibit C has been revised in light of the information provided in ASUR's July 17 proxy statement.

26.	On a related note, clarify the apparent inconsistency between the date used at the top of the table (June 29, 2009) and the dates used to measure beneficial ownership for Fenil Shah Group (March 11, 2009) and Red Oak (June 12,
 2009). What consideration have you given to using only one measurement date for all purposes in this table?

Now that the Company's July 17 filing gives a more recent share number, Red Oak has recalculated the percentages on Exhibit C using the number 31,107,273, from the July 17 proxy. Exhibit C is footnoted to reflect that the share ownership data for Fenil Shah and others is based on their filing date.

Form of Proxy Card
27.	Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters unknown "a reasonable time before the solicitation." Please clarify this on the proxy card.

Red Oak has revised its proxy card as requested.

Definitive Soliciting Materials Filed On June 29, And July 7, 2009
28.	We note you did not provide all information required by Rule 14a-12(a)
with your soliciting materials. In particular, we note the lack of information required by Rule 14a-12(a)(1)(i). Please confirm your understanding that the information should have been included in the soliciting materials and that a reference to a future filing is not sufficient to comply with the requirements of the referenced rule.

Red Oak confirms its understanding as requested.

Red Oak acknowledges the following:

*	Red Oak is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the Staff;

*	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*	Red Oak may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like any additional information, please do not hesitate to contact our counsel, Peter J. Tennyson of Paul, Hastings, Janofsky & Walker LLP at (714) 668-6237, or the undersigned at (212) 614-8952.




Sincerely,
RED OAK CAPITAL PARTNERS, LLC

By: _____________________________
Name: David Sandberg
Its: Managing Member